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                              September 8, 2022

       J. Russell Porter
       Chief Executive Officer
       CENAQ Energy Corp.
       4550 Post Oak Place Drive, Suite 300
       Houston, Texas 77027

                                                        Re: CENAQ Energy Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 12,
2022
                                                            File No. 001-40743

       Dear Mr. Porter:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Risks Related to Intermediate's Business, Operations and Industry
       Our management has identified conditions that raise substantial doubt about our ability to continue as a going concern., page 40

   1. We note your disclosure here that "BERR has committed to provide funding to enable
                                                        [you] to meet [y]our
obligations as they become due for at least one year after the date that the financial
statements were issued." Please disclose whether BERR has provided any funding pursuant to
this commitment and, if so, the amount or amounts provided to date.
                                                        In addition, please
note whether this commitment is being provided pursuant to a written agreement.
       Risks Related to Intermediate's Business, Operations and Industry
       We may be unable to qualify for existing federal and state level low-carbon fuel credits and the carbon credit markets may not develop..., page 40
 J. Russell Porter
FirstName   LastNameJ.
CENAQ Energy      Corp. Russell Porter
Comapany 8,
September   NameCENAQ
               2022        Energy Corp.
September
Page 2      8, 2022 Page 2
FirstName LastName

2. We refer to your disclosure here that "[i]f [y]our renewable gasoline is unable to qualify under the RFS for the D3 RIN (a carbon credit) and various state carbon programs, [y]our financial conditions and results of operations could be adversely impacted." Please expand on this risk factor to briefly explain any general qualifications needed under the RFS for the D3 RIN and the process and expected timing for receiving any needed qualification determination for your renewable gasoline. Please note if there are any specific aspects of your core technology that raise concerns about your eligibility for low-carbon fuel credits. In this regard, we note your disclosure on page 169 that your renewable gasoline
         "qualifies under the cellulosic biofuel category" of the RFS. Liquidity and Capital Resources
Going Concern, page 160

3. We note your disclosure here that you "believe that the proceeds of the business combination (including the related private placement) may be sufficient to reach commercialization of [y]our first production facility, but [you] may require additional funding and [y]our projections anticipate certain gasoline sales income that is not assured." The projected financial information included on page 126 of the proxy statement appears to assume your first production facility entering commercial operation in the second half of 2024 with forecasted Total Capital Expenditure of $89 million, $303 million and $335 million for 2022, 2023 and 2024 respectively. In addition, the estimated pro forma cash balance of the combined company as of March 31, 2022 included on page
         92 of the proxy statement ranges from approximately $221 million to $69 million under the no redemption and maximum redemption scenarios respectively. Please expand on your discussion of how far you may be able to reach in your business plan using the proceeds of the business combination to note any material assumptions or uncertainties underlying that estimate, including if those assumptions differ from the assumptions underlying the projections included elsewhere in the proxy statement. Critical Accounting Policies and Estimates, page 163

4. Please include a discussion of your accounting for the major elements of your August 7,
         2020 asset acquisition in an appropriate section of your document as your current disclosures are difficult to follow. In doing so,
             clarify the relationship between BEP Clean Fuels Holdings, LLC and Intermediate.
             please assure that the significant judgments, assumptions and estimates used at initial recognition, and in subsequent periods are adequately discussed. For example, your current statement on pages 164 and F-21 regarding the contingent consideration that you have taken into consideration the business combination with CENAQ and the specified contractual return hurdles does not appear to be sufficiently informative.
              Your reference to the "internal rate of return approach using inputs similar to those described in Note 7" on page F-22 is too vague, as it does not clearly identify the significant inputs used. Also, it is unclear from your current disclosures why there
 J. Russell Porter
FirstName   LastNameJ.
CENAQ Energy      Corp. Russell Porter
Comapany 8,
September   NameCENAQ
               2022        Energy Corp.
September
Page 3      8, 2022 Page 3
FirstName LastName
              was no change to the liability balance subsequent to December 31, 2021.
                clarify why an impairment of your Intellectual patented technology was not required given your negative equity position at December 31, 2021 and March 31, 2022, and your disclosures throughout the document that state that conditions exist that raise substantial doubt about your ability to continue as a going concern.
                please revise your critical accounting policy disclosures to include a qualitative and quantitative analysis of the sensitivity of reported amounts to changes in assumptions, judgments, and estimates when reasonably likely changes in assumptions, judgments and estimates would have a material effect on your financial condition or operating performance. Refer to Item 303(b)(3) of Regulation S-K.
                Provide us with your analysis and basis in the accounting literature that support your accounting for the contingent consideration.
Emerging Growth Company Accounting Election, page 164

5. Please tell us why you believe that you will be eligible to take advantage of the longer phase-in periods for the adoption of new or revised accounting standards considering that in a risk factor on pages 82 and 83, in the disclosures made on page 179 under "JOBS
         Act", and in its registration statement on Form S-1 that went effective on August 12,
         2021, CENAQ Energy Corp. discloses that it has elected not to take advantage of the benefits of this extended transition period, and explains that its election to opt out is irrevocable.
Bluescape Clean Fuels Intermediate Holdings, LLC
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies, page F-18

6. Please provide the disclosures required by ASC 350-30-50-1 and 2 as applicable for your acquired intangible assets. Refer to Illustrative Example under ASC 350-30-55-39. This comment also applies to the corresponding disclosures in your interim financial statements.
Fair Value Measurement, page F-20

7. Please provide the disclosures required by ASC 820-10-50-2. For example, it appears that the contingent consideration, measured at fair value, should be disclosed in a fair value hierarchy table. This comment also applies to the corresponding disclosures in your interim financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Ibolya Ignat at 202-551-3636 or Daniel Gordon at 202-551-3486 if you
 J. Russell Porter
CENAQ Energy Corp.
September 8, 2022
Page 4

have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,
FirstName LastNameJ. Russell Porter
                                                         Division of
Corporation Finance
Comapany NameCENAQ Energy Corp.
                                                         Office of Life
Sciences
September 8, 2022 Page 4
cc:       Andrew Schulte, Esq.
FirstName LastName